Teva Enters Agreement with Handok to Establish Business Venture with Significant Presence in
Korean Pharmaceutical Market

- First commercial deal for Teva in East Asian territory outside Japan -
- Pharmaceutical market in South Korea worth USD 14 billion –

Jerusalem, Israel and Seoul, Korea December 17, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Handok Pharmaceuticals Co., Ltd. (KRX: 002390) announced today their agreement to establish a business venture in South Korea, allowing Teva to gain entrance into the Korean pharmaceutical market, currently valued at approximately USD 14 billion. Under the terms of the agreement, Teva will contribute its global resources, with responsibilities for manufacturing and supplying a wide range of affordable and innovative medicines. Handok’s primary responsibility will be in sales and marketing, distribution, and regulatory affairs. Teva will have a controlling stake in the new business venture, with a profit split of 51%/49% to Teva and Handok, respectively.

“This is another significant step in our strategy to expand Teva’s presence in growing markets and excluding Japan, this is our first alliance in East Asia,” commented Prof. Itzhak Krinsky, Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific. “By utilizing Teva’s broad portfolio, R&D capabilities and its global infrastructure and know-how coupled with Handok’s expertise and strong reputation in Korea, Teva and Handok plan to assume a prominent position in the Korean pharmaceutical market. The business venture will enable patients to gain more access to the treatments they need including innovative therapies, such as our multiple sclerosis treatment Copaxone® and branded generics.”

“We are glad to open up new business opportunities through this business venture with Teva, which has a broad, unparalleled portfolio of innovative specialty therapeutics, generics, biosimilars and innovative medicines,” stated Young-jin Kim, Handok’s CEO. “We expect this business venture to contribute greatly to the Korean pharmaceutical industry by supplying medicines at more affordable prices and providing innovative treatment solutions for CNS, respiratory and women’s health.”

The Teva-Handok business venture is expected to commence activities in the next few months, subject to receipt of applicable regulatory approvals. Financial details of this agreement are not being disclosed.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 850 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

About HANDOK Pharmaceuticals
HANDOK, a leading innovation-driven pharmaceutical/healthcare company in Korea, develops, manufactures and distributes healthcare solutions to improve health and quality of life for all. Handok has a core business focus in diabetes, cardiovascular, oncology, human vaccines, medical devices, diagnostics and consumer health. Handok, founded in 1954, has grown as a joint venture with Hoechst/Aventis/Sanofi and has established strategic collaborations in several areas with multiple multinational pharmaceutical companies. For more information, please visit http://www.handok.co.kr

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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